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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              PowerCerv Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73931P 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Nina S. Gordon, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                                 Miami, FL 33131
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
---------------------
CUSIP No. 73931P 20 4
---------------------

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     1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS (ENTITIES ONLY)
             John S. McMullen
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [ ]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
             SC, BK, AF and PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                                   7      SOLE VOTING POWER
                                          556,319
          NUMBER OF            -------------------------------------------------
           SHARES                  8      SHARED VOTING POWER
        BENEFICIALLY                      0
          OWNED BY             -------------------------------------------------
            EACH                   9      SOLE DISPOSITIVE POWER
          REPORTING                       556,319
           PERSON              -------------------------------------------------
            WITH                  10      SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             556,319
--------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             30.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
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Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), and Series C convertible preferred stock, $.001 par value per share (the "Preferred Stock"), of PowerCerv Corporation, a Florida corporation (the "Issuer"). Each share of Preferred Stock is convertible into one share of Common Stock. The Issuer's principal executive office is located at 400 North Ashley Drive, Suite 2700, Tampa, Florida 33602.

Item 2.  Identity and Background.
         -----------------------

         This Schedule 13D is being filed by John S. McMullen.

         (a) - (c) The information set forth in Appendix A is incorporated herein by reference.

         (d) - (e) During the last five years, Mr. McMullen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. McMullen was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. McMullen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         In connection with the acquisition of the securities described in Appendix A, Mr. McMullen used the following funds:

         o Mr. McMullen used personal funds totaling $227,086 for the purchase on the open market of 34,097 shares of Common Stock.

         o Mr. McMullen obtained financing from Southern Exchange Bank, Tampa, Florida, in the amount of $277,777. The loan matures in two years, bears interest at the prime rate as in effect from time to time, and is secured by a pledge of 222,222 shares of Common Stock.

         o Mr. McMullen obtained a line of credit from Platinum Bank, Brandon, Florida, on which he has drawn an aggregate of $100,000. The loan is payable on demand, bears interest at the prime rate in effect from time to time, and is secured by a pledge of other personal assets.

         o Mr. McMullen purchased 100,000 shares of Preferred Stock by delivery to the Issuer of a promissory note in the amount of $100,000. The note matures in one year (or on demand, upon 30 days' notice), bears interest at 6.5%, and is secured by a pledge of 100,000 shares of Preferred Stock.

         o Mr. McMullen obtained an advance from Andros Associates, Inc., a corporation controlled by him, in the amount of $100,000. The advance does not bear interest, is repayable upon demand, and is unsecured.


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Item 4.  Purpose of Transaction.
         ----------------------

         Mr. McMullen acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities.

         Mr. McMullen has been appointed to the Issuer's Board of Directors. With the exception of the foregoing, as of the date of this Schedule 13D, Mr. McMullen did not have any present plans or proposals that may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those numerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) - (c) The information set forth in Appendix A is incorporated herein by reference.

         (d) None.

         (e) Not applicable.


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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

         The notes and related agreements given by Mr. McMullen in connection with the financings described in Item 3 will be filed by amendment.

Item 7.  Material to Be Filed as Exhibits.

         None.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


September 10, 2001
                                        /s/ John S. McMullen
                                        ----------------------------------------
                                        John S. McMullen


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                                   APPENDIX A

                                Occupation/                                                          Percentage of
                                 Principal                                                              Common
                                 Business/               Sole                     Shared                Stock         Aggregate
           Name                  Business       ------------------------    ----------------------   Beneficially     Purchase
     Residence Address           Address          Voting     Dispositive    Voting     Dispositive      Owned           Price
--------------------------------------------------------------------------------------------------------------------------------
John S. McMullen
600 Garrison Cove Lane       Retired banker;    556,319(A)   556,319 (A)       0            0           30.3%        $804,827(A)
#3A                          private investor
Tampa, Florida 33602-5977
--------------------------------------------------------------------------------------------------------------------------------

(A) Represents 256,319 shares of Common Stock and 300,000 shares of Preferred Stock that are convertible into 300,000 shares of Common Stock. Mr. McMullen purchased 34,097 shares of Common Stock at an average price per share of $6.66 in open market transactions during the past three years. Mr. McMullen purchased the 300,000 shares of Preferred Stock in a private placement completed on August 31, 2001. Also on August 31, 2001, Mr. McMullen purchased 222,222 shares of the Issuer's Common Stock directly from David A. Straz, Jr. at a price equal to $1.25 per share.

Transactions Within Past 60 Days
--------------------------------

         See Note (A) to table above.




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